                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 10)1

                               LIQUID AUDIO, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   53631T 10 2
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------                                ------------------------
CUSIP No. 53631T 10 2                    13D             Page 2 of 7 Pages
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================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   2,062,866
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 53631T 10 2                    13D             Page 3 of 7 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 53631T 10 2                    13D             Page 4 of 7 Pages
------------------------                                ------------------------

            The following  constitutes  Amendment No. 10 ("Amendment No. 10") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 10 amends the
Schedule 13D as specifically set forth.

   Item 4 is hereby amended to add the following:

            As a result of the  Issuer's  failure to respond to the offer letter from Steel Partners II dated June 18, 2002, on June 26, 2002,  Steel Partners II delivered a letter to the Board of Directors of the Issuer reiterating its offer to acquire all of the Issuer's  outstanding  Common Stock for $2.75 per share in cash. Steel Partners II continues to believe that its all-cash offer is superior
to  the  proposed  merger  with  Alliance   Entertainment   Corp.  and  provides
shareholders  an  opportunity  to  maximize  the  value of their  shares  in the short-term  at a  premium.  A copy of the  letter is filed as an exhibit to this
Amendment No. 10 and incorporated herein by reference.

   Item 7 is hereby amended to add the following exhibit:

                 11.     Letter  from Steel  Partners  II,  L.P. to the Board of
                         Directors of Liquid Audio, Inc., dated June 26, 2002.

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CUSIP No. 53631T 10 2                    13D             Page 5 of 7 Pages
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                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 27, 2002                  STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By:  /s/ Warren G. Lichtenstein
                                             ---------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                        --------------------------------
                                        WARREN G. LICHTENSTEIN

------------------------                                ------------------------
CUSIP No. 53631T 10 2                    13D             Page 6 of 7 Pages
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                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----
1.          Joint Filing Agreement, dated July 26,
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated September 10, 2001
            (previously filed).

3.          Letter from Steel Partners II, L.P. to
            certain officers and directors of
            Liquid Audio, Inc., dated October 3,
            2001 (previously filed).

4.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 22, 2001
            (previously filed).

5.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 25, 2001
            (previously filed).

6.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated November 26, 2001
            (previously filed).

7.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated April 16, 2002
            (previously filed).

8.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated May 29, 2002
            (previously filed).

9.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated June 14, 2002
            (previously filed).

10.         Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated June 18, 2002
            (previously filed).

11.         Letter from Steel Partners II, L.P. to                          7
            the Board of Directors of Liquid
            Audio, Inc., dated June 26, 2002.

------------------------                                ------------------------
CUSIP No. 53631T 10 2                    13D             Page 7 of 7 Pages
------------------------                                ------------------------

                                 STEEL PARTNERS
                              150 SOUTH RODEO DRIVE
                                    SUITE 100
                         BEVERLY HILLS, CALIFORNIA 90212
                                    --------
                               TEL (310) 246-3741
                               FAX (310) 777-3041

June 26, 2002

The Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Ladies and Gentlemen:

On June 18,  2002,  Steel  Partners  II, L.P.  ("Steel  Partners"),  the largest shareholder of Liquid Audio, Inc. ("the Company"), expressed its dissatisfaction
with  the   proposed   merger   agreement   between  the  Company  and  Alliance
Entertainment  Corp.  ("Alliance") and made an offer to purchase the Company for
$2.75  per share in cash.  Since  that  time,  the  Board of  Directors  has not returned  numerous  phone  calls we have made in order to  further  discuss  our offer.  Therefore,  we  reiterate  our  offer to  acquire  all of the  Company's outstanding  shares for $2.75 per share in cash. Our offer is not subject to any financing  contingency  and we  would  require  ten  days  to  complete  our due diligence.

We expect the Board to meet and to formally notify Alliance that it has received a  "superior  proposal"  (as  defined  in  Section  5.3(e)(iii)  of  the  merger agreement) as soon as possible.  We believe our offer provides  shareholders  an opportunity to maximize the value of their shares in the short-term at a premium on a risk-free  basis. We stand ready to meet with the Board of Directors at its earliest  convenience  in  order to give us an  opportunity  to  explain  why we believe our offer is superior to the  Alliance  transaction  and  negotiate  the terms of a definitive agreement.

In this day of massive corporate fraud and corporate governance that only serves to entrench bad  management,  it is now more imperative than ever that the Board act  appropriately and demonstrate its duty of loyalty and care to shareholders.
We ask that the Board allow all of the Company's shareholders to decide the fate of Liquid Audio.  Further delay only  continues to harm  shareholders  since the
Company  burns  over  $50,000  each  day.  Please  call me to  discuss  at (310)
246-3741.

Very truly yours,

/s/ Josh Schechter
------------------
Josh Schechter